Exhibit 4.F

PRIVATE & CONFIDENTIAL

18 January 2002

Mr Bruce Brook
C/- Egon Zehnder International Inc
Level 27, 333 Collins Street
MELBOURNE   Vic   3000

Dear Bruce

LETTER OF OFFER

Further our recent discussions, we are pleased to offer you the following position with WMC Ltd.

Confirmation of your details are:

Position:	Executive General Manager – Finance

Job Band:	Executive

Commencement Date:	tba

Reporting to:	Chief Executive Officer

Location:	Melbourne

Your Package is comprised of:

• Fixed Annual Reward (FAR) $600,000 p.a.

• Short Term Incentive (STI) - up to 70% of FAR p.a.

• Starting bonus $300,000 (paid on commencement)

The Short Term Incentive Scheme is paid in cash and equity, with a vesting requirement applying to the equity entitlement (see details attached).

Salary Packaging Arrangements

Your Fixed Annual Reward includes both your Superannuation benefit and a value for the provision of a motor vehicle. You will be required to salary sacrifice the minimum statutory superannuation contribution, and you may elect to salary sacrifice to obtain a motor vehicle via Esanda Fleet Partners.

Your superannuation salary sacrifice options are:

1.

The minimum required under the Superannuation Guarantee (SG), equivalent to the prevailing SG rate multiplied by the maximum contribution base (MCB). The SG rate is currently 8% and will increase to 9% from 1 July 2002. The MCB is curently $103,507 and is adjusted by the average weekly ordinary times earning (AWOTE) index each year.

2.

The prevailing SG rate multiplied by your cash base. Age based contribution limits apply and are currently for employees aged 35 to 49 $33,087 and for employees 50 years and over $82,054. These limits are adjustedby the AWOTE index each July.

Should you wish to consider obtaining a motor vehicle via esanda Fleet Partners, please contact Greg Travers on 9685 6334.

Tenure
The nature of your employment with WMC is on a full time basis.

Executive Option Plan
An Executive Option Plan is offerred annually at the discretion of the WMC Board. The Executive allotment for 2001 has been affected by external impacts on the Company and no options have been allocated to this group as part of the 2001 plan.  It is our intention to ensure that executives are not disadvantaged by our decision and we are reviewing alternatives to compensate.  It was our intention to provide you with 150,000 options in WMC Ltd on commencement.  Given our proposal to demerge WMC Ltd into two new entities, we will determine how to reflect this intention for you at that time and arrangements consistent with those applied to your peer group will be also considered in your case.

Should you require clarification on any aspect of the offer please contact Greg. Full details of WMC HR Policy and Procedures can be accessed through the WMC intranet site or your Corporate HR Department.

To accept the offer, please sign one copy of this letter and the Contract of Employment and forward these to the following address (envelope enclosed) within the next week or so.

                    Greg Travers
                    EGM Group Services
                    WMC Resources Ltd
                    PO Box 860K
                    Melbourne
                    Vic 3001

Yours sincerely

Hugh Morgan
Chief Executive Officer

I confirm my acceptance of this offer and the terms and conditions in the Contract of Employment.

_______________________________	Date: / /
Bruce Brook

CONTRACT OF EMPLOYMENT

Between

WMC Resources LTD
 (A.C.N. 004 184 598)

and

Bruce Brook

Should you require clarification on any aspect of this contract please contact Greg Travers.

WMC Resources Ltd and Name

1.	SALARY ADMINISTRATION

Salaries will be reviewed on an individual basis following completion of the Company’s Performance Review in December of each year.  An increase is not guaranteed and is subject to the individuals assessed performance and the Company’s economic performance.

The salary is paid by the Company to fully compensate you in respect of all entitlements including payment for all hours worked.

The salary will be paid monthly, half monthly in arrears and half monthly in advance, by direct transfer into your nominated account with a bank or other approved, recognised financial institution.

On engagement, and following reviews, the Company will advise you in writing of your entitlements.

2.	HOURS OF WORK AND DUTIES

Normal Hours of work will be in accordance with the requirements of your business unit and work area, as advised to you by your supervisor or other authorised Company officer.

In order to perform the duties expected of you, you may from time to time be required to work additional hours and consideration for such events has been included in the salary.

Changes to your hours of work or roster may occur, and may result in a review of your salary.

You are required to undertake duties as required by the Company, and to work in other positions or areas, having regard to safety, your skills, competencies and training.

3.	DISCLOSURE OF INFORMATION ON ENGAGEMENT

All information provided by you to the Company prior to appointment must be accurate and complete.  Failure to comply with this obligation may result in disciplinary action, including termination of employment, being taken.

4.	TERMINATION OF EMPLOYMENT

4.1	Termination of employment - Initial Term

The provisions of this clause 4.1 shall apply to your employment with the Company from 18 March  2002 to 18 March  2005, and any such further period as is agreed to in writing by both you and the Company (“the Initial Term”).

Subject to the terms of this contract, and notwithstanding the provisions of clause 17 of this contract, during the Initial Term the Company may terminate your employment with it by giving you:

18/01/02	Contract of Employment

WMC Resources Ltd and Name

(a) twelve (12) months written notice of termination or payment in lieu in notice of termination; or

(b)

written notice of termination or payment in lieu of notice of termination, of a period equivalent to the remaining period of the Initial Term, as at the date notice of termination or payment in lieu of notice (as applicable) is given, whichever is the greater.

Subject to the terms of this contract, during the Initial Term you may terminate your employment by giving six (6) months written notice of termination to the Company or written notice of termination of a period equivalent to the remaining period of the Initial Term (as at the date the notice of termination is given) whichever is the lesser.

If you give notice of termination to the Company during the Initial Term and you terminate your employment before the end of that notice period, you must immediately pay to the Company an amount equivalent to the salary you would have received during the unworked part of the notice period.

This contract may be terminated immediately by the Company for any conduct on your part which justifies summary dismissal. In such circumstances, payment shall be up to the time of dismissal only.

Monies owed by you to the Company, or paid in advance by the Company to you, may be recovered from any accrued entitlements owing to you.  The Company is authorised to make any deductions for the purposes of this clause following presentation of a statement of all amounts owed by you to the Company.

4.2	Termination of employment - Following Expiry of the Initial Term

Following expiry of the Initial Term, this contract may be terminated by either party by the giving of one (1) months notice in writing, or by payment by the Company to you or forfeiture by you of one months salary in lieu of such notice, as the case may be.

This Contract may be terminated immediately by the Company for any conduct on your part which would justify summary dismissal. In such circumstances payment shall be up to the time of dismissal only.

Monies owed by you to the Company, or paid in advance by the Company to you, may be recovered from any accrued entitlements owing to you. The Company is authorised to make any deductions for the purposes of this clause following presentation of a statement of all amounts owed by you to the Company.

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WMC Resources Ltd and Name

5.	LEAVE

Upon completion of each 12 months service you shall be entitled to the annual leave in accordance with your leave advice. Annual Leave will be accumulated on a pro-rata basis.

Your accumulation of annual leave may not exceed six (6) weeks without the express written approval of the Department Head.

Annual leave will be taken at a time subject to the convenience of the Company. Payment shall be at the salary applicable immediately prior to the taking of leave.

Payment in lieu of leave on termination will be in accordance with the Group HR Policy and Procedures Manual.

6.	SAFETY

You will comply with relevant Acts, Regulations and other Codes of Practice and Company Safety Policy (as amended from time to time) including, without limitation, requirements to wear safety equipment whilst in areas requiring such equipment.

7.	MEDICAL SCREENING

The Company may require you to undertake such medical tests as the Company deems appropriate including, without limitation, random drug and alcohol testing as part of the Company’s safety policy and you hereby agree to undertake such test or tests as directed by the Company.

8.	SECURITY REQUIREMENTS

The Company may, through its officers, employees or delegates, inspect, your personal property on Company premises, work area or (in the case of site based company facilities) accommodation rooms at any time for security reasons and you hereby consent to such inspection.  You shall not, without prior consent from the Company’s manager, or other delegated officer, remove any records, documents, vehicles, tools, plant equipment or other property from the workplace.

9.	BUSINESS CONDUCT

You will ensure that your standard of conduct is at all times in accordance with the highest ethical standards with respect to all business dealings involving the Company and undertake to comply with all requirements of the Company’s Code of Conduct (copy attached).  You will be required to acknowledge that you have read our Code of Conduct and confirm that you agree to act in accordance with the Code.  The WMC Board and all employees reaffirm their commitment to the Code annually.

10.	CONTINUITY OF SUPPLY

You are required at all times to provide your services to the Company in a manner commensurate with your position, with due regard for health and safety, and as directed by any authorized officer, without restrictions, limitations, or stoppages. Any such actions will be grounds for disciplinary action, and may result in the termination of your employment.

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WMC Resources Ltd and Name

11.	COMPUTER USE

You agree to comply with the Company’s policies regarding Computer Use.  These policies are available on WMC’s Intranet. You recognise that the Company uses certain computer software under licence which may not be reproduced or copied by you in any way, unless specifically approved.

12.	CONFIDENTIALITY - COMPANY PROPERTY

Except with the prior written approval of the Company or in the proper discharge of your duties, you shall not disclose to any third party during the currency of this contract or thereafter any information relating to the Company’s affairs which may come to your knowledge.  In the course of your employment and during the term of this contract and as far as is reasonable thereafter you shall use your best endeavours to prevent the disclosure of any such confidential information to or by a third party.

All property of the Company including, without limitation, reports, documents, files, books, manuals, records, information, statements, papers, writing and similar items (whether in hard copy, electronic, magnetic or other form) relating to the Company’s affairs and all other materials, property or equipment shall be and remain the property of the Company and shall be handed over to the Company by you from time to time on demand and in any event on your leaving the service of the Company.

You agree to treat the terms of this contract, in particular Clause 4 - Termination of Employment and other communications with Company officers in or in connection with the formation of this contract (“the contract information”) as confidential.  You further agree that you will not disclose the contract information either directly or indirectly to any other employee of the Company.

In the event that you breach this confidentiality obligation in respect of the contract information, you agree and accept that the Company is entitled, at its discretion, to substitute in lieu of the notice of termination obligations set out in Clause 4, a provision entitling the Company to terminate your contract of employment on the giving of one month’s notice or by payment in lieu.

13.	INTELLECTUAL PROPERTY

You must immediately, freely and fully disclose to the Company any work related invention, improvement or discovery you make as an employee.  All such inventions, improvements or discoveries you make are the absolute property of WMC.

You must not at any time during or after the cessation of your employment with WMC apply for or claim any entitlement to any letters patent, design, copyright (registrable or otherwise) or other form of protection whether in Australia or elsewhere, in relation to such intellectual property.

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WMC Resources Ltd and Name

You are required to assign to WMC any right you may have to a grant of letters patent, design, copyright (registrable or otherwise) or other form of protection regardless of whether it is held in Australia or elsewhere.

The Company policy in relation to intellectual property is contained in the Business Ethics section of the WMC Group Human Resources Policy & Procedures Manual.

14.	INDIGENOUS PEOPLE

You are required to respect the responsibilities, laws, tradition and culture of all people regardless of race and whether or not they are enacted in legislation.  The laws with respect to indigenous people will be the minimum standard to which adherence is required.

15.	ENVIRONMENTAL RESPONSIBILITIES

You are required to carry out your role in an environmentally responsible manner and comply with relevant Acts, Regulations and other Codes of Practice and the Company Environmental Policy.

16.	QUALIFICATIONS AND LICENCES

You must hold the appropriate class of licence for performance of your duties and for any vehicle or machinery that you are required to operate.

The Company may require you to provide copies of qualifications, licences or certificates which are necessary for you to perform your duties.

17.	POLICIES AND PROCEDURES

In addition to the provisions of this contract of employment, the terms and conditions of employment which apply to you are those contained in the WMC Resources Ltd  Group Human Resources Personnel Policy and Procedures Manual.

You are required to comply with all lawful directions of the Company in relation to workplace policies and procedures and with the Company’s rules, regulations, policies, practices, and procedures, as amended from time to time. Company Policy and Procedures Manuals can be accessed on the WMC intranet site.

It is your responsibility to familiarize yourself with the requirements of WMC’s policies and procedures.

18.	HEALTH AND FITNESS EXAMINATION

The Company provides a health care program for senior managers, this is currently provided by MBF Health Management Services.  A representative from MBF will contact you at the appropriate time to discuss the program and arrange for your next appointment.

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WMC Resources Ltd and Name

IN WITNESS WHEREOF the parties have executed this agreement.

For WMC Resources Ltd

Signed:	____________________________________

Name:	Hugh Morgan

Title:	Chief Executive Officer

Date:	____________________________________

and

Signed:	____________________________________

Name:	Bruce Brook

Date:	____________________________________

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